Exhibit 4(a)(8)

Home Office: Cincinnati, Ohio

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

Certificate of Participation

Under a Group Flexible Premium Deferred Variable Annuity Contract

This is your Certificate of Participation (“Certificate”). It is evidence of your interest in the Group Flexible Premium Deferred Variable Annuity Contract (“the Contract”) that is identified on the Certificate Specifications page. We have issued the Contract to the Contract Owner that is identified on the Certificate Specifications page.

As you read through this Certificate, please note that the words “we”, “us”, “our”, and “Company” refer to Annuity Investors Life Insurance Company. The words “you” and “your” refer to the Participant. “Administrative Office” means our home office or any other place of business that we may designate.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT

Nonparticipating—No Dividends

PAYMENTS AND OTHER VALUES DESCRIBED IN THIS CERTIFICATE, WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT, MAY INCREASE OR DECREASE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNTS. NO MINIMUM CONTRACT VALUE IS GUARANTEED, EXCEPT FOR AMOUNTS IN THE FIXED ACCOUNT.

CERTIFICATE SPECIFICATIONS

PARTICIPANT: JOHN DOE

AGE OF PARTICIPANT AS OF CERTIFICATE EFFECTIVE DATE: 35

GROUP CONTRACT OWNER: ANYTOWN TRUCKING COMPANY

GROUP CONTRACT NUMBER:             000000000

CERTIFICATE NUMBER:             000000000

CERTIFICATE EFFECTIVE DATE:          APRIL 01, 1997

ANNUITY COMMENCEMENT DATE:     APRIL 01, 2032

SEPARATE ACCOUNT: Annuity Investors Variable Account B

Following is a list of the Funds in which the currently available Sub-Accounts invest:

[The Dreyfus Socially Responsible Growth Fund, Inc.]

[Dreyfus Stock Index Fund]

[Dreyfus VIF Appreciation Portfolio]

[Dreyfus VIF Developing Leaders Portfolio]

[Dreyfus VIF Growth and Income Portfolio]

[Dreyfus VIF Money Market Portfolio]

[INVESCO VIF-Core Equity Fund]

[INVESCO VIF-Dynamics Fund]

[INVESCO VIF-Financial Services Fund]

[INVESCO VIF-Health Sciences Fund]

[INVESCO VIF-High Yield Fund]

[INVESCO VIF-Small Company Growth Fund]

[Janus Aspen Series Balanced Portfolio]

[Janus Aspen Series Capital Appreciation Portfolio]

[Janus Aspen Series Growth Portfolio]

[Janus Aspen Series International Growth Portfolio]

[Janus Aspen Series Mid Cap Growth Portfolio]

[Janus Aspen Series Worldwide Growth Portfolio]

[PBHG Growth II Portfolio]

[PBHG Large Cap Growth Portfolio]

[PBHG Mid-Cap Portfolio]

[PBHG Select Value Portfolio]

[PBHG Technology & Communications Portfolio]

[Scudder VIT EAFE® Equity Index Fund]

[Scudder VIT Small Cap Index Fund]

[Strong Opportunity Fund II]

[Strong VIF Mid Cap Growth Fund II]

[The Timothy Plan Conservative Growth Variable Series]

[The Timothy Plan Strategic Growth Variable Series]

[Van Kampen UIF Core Plus Fixed Income Portfolio]

[Van Kampen UIF U.S. Mid Cap Core Portfolio]

[Van Kampen UIF U.S. Real Estate Portfolio]

[Van Kampen UIF Value Portfolio]

FIXED ACCOUNT:

Following is a list of the currently available Fixed Account options, with guarantee periods as may be applicable:

Fixed Accumulation Account

[Fixed Account One-Year Guarantee Period]

[Fixed Account Three-Year Guarantee Period]

[Fixed Account Five-Year Guarantee Period]

[Fixed Account Seven-Year Guarantee Period]

[Fixed Account Seven-Year Guarantee Period and Fixed Account Five-Year Guarantee Period options are available to you during the first Certificate Year only.] We may add or delete Fixed Account options at any time.

The guaranteed rate of interest for the Fixed Account options is an annual effective rate of at least [three] percent ([3]%) per year.

TRANSFER FEE: [$25] per transfer in excess of [twelve] ([12]) in any Certificate Year.

CONTINGENT DEFERRED SALES CHARGE: An amount deducted on each withdrawal or surrender of a Purchase Payment, as follows:

Number of full years elapsed between the date of receipt of a Purchase Payment and date Written Request for withdrawal or surrender is received	Contingent Deferred Sales Charge as a percentage of the associated Purchase Payment withdrawn or surrendered
0	7%
1	6%
2	5%
3	4%
4	3%
5	2%
6	1%
7+	0%

Please see the SURRENDER AND WITHDRAWALS section of this Certificate for additional information.

CERTIFICATE MAINTENANCE FEE: [$30] Annually

MORTALITY AND EXPENSE RISK CHARGE: A charge equal to an effective annual rate of [1.25%] of the daily Net Asset Value of the Sub-Accounts.

ADMINISTRATION CHARGE: A charge equal to an effective annual rate of [0.15%] of the daily Net Asset Value of the Sub-Accounts.

TERMINATION: We reserve the right to terminate your interest in the Contract, and this Certificate, if at any time your Surrender Value is less than $500. A surrender will be deemed to have been made and we will pay your Surrender Value to you.

INQUIRIES:       For information, or to make a complaint, call or write:

Variable Annuity Service Center

Annuity Investors Life Insurance Company

Post Office Box 5423

Cincinnati, Ohio 45201-5423

1-800-789-6771

If you prefer, you may visit us at our website, www.annuityinvestors.com

Administration Charge	17
Certificate Maintenance Fee	17

SURRENDER AND WITHDRAWAL	17

Surrender	17
Withdrawals	17
Surrender Value	17
Contingent Deferred Sales Charge	18
Deferral of Payment	18

OWNERSHIP PROVISIONS	19

Ownership of Separate Account	19
Ownership of Contract and Participant Account	19
Transfer and Assignment	19
Successor Owner	19
Community Property	19

BENEFICIARY PROVISIONS	19

Beneficiary	19
Designation of Beneficiary	20

BENEFIT ON ANNUITY COMMENCEMENT DATE	20

Annuity Commencement Date	20
Annuity Benefit Payments	20
Form of Annuity Benefit	20

BENEFIT ON DEATH OF PARTICIPANT	21

Death Benefit	21
Death Benefit Amount	21
Step Up in Account Value for Successor Owner	22
Transfers After Death	22
Death Benefit Commencement Date	22
Death Benefit Payments	22
Form of Death Benefit	23

SETTLEMENT OPTIONS	23

Conditions	23
Benefit Payments	24
Fixed Dollar Payments	24
Variable Dollar Payments	25
Limitation on Election of Settlement Option	25
Settlement Option Computations	25
Available Settlement Options	26
Commuted Values	26
Settlement Option Tables	27

DEFINITIONS

Account(s): The Sub-Accounts and the Fixed Account options.

Account Value: The aggregate value of your interest in all of the Sub-Accounts and the Fixed Account options as of the end of any Valuation Period. The value of your interest in all of the Sub-Accounts is your “Variable Account Value”. The value of your interest in all of the Fixed Account options is your “Fixed Account Value.”

Accumulated Earnings: Your Account Value in excess of Purchase Payments received by us that have not been returned.

Accumulation Unit: A unit of measure used to calculate the value of the Sub-Account prior to the Commencement Date. The value of an Accumulation Unit is referred to as “Accumulation Unit Value”.

Annuity Benefit: The payments that may be made under the BENEFIT ON ANNUITY COMMENCEMENT DATE section of this Certificate.

Annuity Commencement Date: The first day of the first payment interval for which an Annuity Benefit payment is to be made.

Beneficiary: The person entitled to receive any Death Benefit with respect to your interest in the Contract.

Benefit Unit: A unit of measure used to determine the dollar value of any Variable Dollar payments. The value of a Benefit Unit is referred to as “Benefit Unit Value”.

Certificate Anniversary: The date in each year that is the annual anniversary of your Certificate Effective Date.

Certificate Effective Date: The date on which your interest in the Contract took effect. This date is shown on your Certificate Specifications page.

Certificate Year: Each twelve (12) month period that begins on your Certificate Effective Date or on a Certificate Anniversary.

Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations that are issued under it.

Commencement Date: The Annuity Commencement Date if an Annuity Benefit is payable; or the Death Benefit Commencement Date if a Death Benefit is payable.

Death Benefit: The benefit described in the BENEFIT ON DEATH OF PARTICIPANT section of this Certificate.

Death Benefit Commencement Date: The first day of the first payment interval for a Death Benefit that is paid as periodic payments; or the date of payment for a Death Benefit that is paid as a lump sum.

Death Benefit Valuation Date: The earlier of:

1)	the date that we have received both Due Proof of Death and a Written Request with instructions as to the form of Death Benefit; or

2)	the date that is the Death Benefit Commencement Date.

Due Proof of Death: One of the following:

1)	a certified copy of a death certificate; or

2)	a certified copy of a decree made by a court of competent jurisdiction as to the finding of death.

We will also accept other proof that is satisfactory to us.

Fund: A management investment company (or a portfolio of it) that is registered under the Investment Company Act of 1940, as amended. Each Sub-Account invests in a Fund.

Net Asset Value: The amount computed by an investment company as the price at which its shares or units may be redeemed. This price is computed in accordance with the rules of the Securities and Exchange Commission. It is computed no less frequently than each Valuation Period.

Participant: The person identified on the Certificate Specifications page who has an interest in the Contract, as evidenced by this Certificate.

Purchase Payment: An amount paid to us for your interest in the Contract. This amount is after the deduction of any fee charged by the person remitting payments. It is also after the deduction of premium tax or other taxes that may apply.

Separate Account: An account that is established and maintained by the Company pursuant to the laws of the State of Ohio. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Sub-Account: A subdivision of the Separate Account. Each of the Sub-Accounts invests in the shares of a designated Fund.

Valuation Date: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date, and ending at the close of trading on the next succeeding Valuation Date.

Written Request: Information provided, or a request made, that is:

1)	complete and satisfactory to us;

2)	sent to us on our form or in a manner satisfactory to us, which may, at our discretion, be by telephone or electronic means; and

3)	received by us at our Administrative Office.

A Written Request is subject to any payment that we make before we acknowledge it. It is also subject to any action that we take before we acknowledge it. We will deem a Written Request to be a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. You may be required to return this Certificate to us in connection with a Written Request.

GENERAL PROVISIONS

Entire Contract

The Contract is a group flexible premium deferred variable annuity contract. The Contract and this Certificate are restricted by endorsement as required to obtain favorable tax treatment under the Code, and neither is valid without the requisite endorsement(s) being attached. The Contract and its endorsements, and any application and enrollment forms of participants, form the entire contract between the Contract Owner and us. This Certificate is not a contract and is not a part of the Contract.

Only statements in consideration for the Contract or an interest in it will be used to void the Contract or an interest in it, or to defend a claim based on it. Such statements are treated as representations and not warranties.

Changes — Waivers

No changes or waivers of the terms of the Contract or this Certificate are valid unless made in writing and are signed by our President, Vice President, or Secretary. No other person or agent has authority to change or waive any provision of the Contract. We reserve the right both to administer and to change the terms of the Contract to conform to pertinent laws and governmental regulations and rulings.

Nonparticipating

The Contract does not pay dividends or share in the Company’s divisible surplus.

Misstatement

If the age of a person is misstated, payments shall be adjusted to the amount that would have been payable based on the correct age. If payments based on the correct age would have been higher, we will pay the underpaid amount promptly in one sum, with interest. If payments based on the correct age would have been lower, we may deduct the overpaid amount, with interest, from any succeeding payments. We may also pursue other remedies at law or in equity.

Required Reports

At least once each Certificate Year, we will provide you with a report of your current values. We will also provide any other information required by law. These reports will stop on the earliest of the following dates:

1)	the date your interest in the Contract is surrendered;

2)	your Annuity Commencement Date; or

3)	your Death Benefit Commencement Date.

The report will be mailed to your last known address. If permitted by law, in lieu of that we may deliver these and other required documents in electronic form. The reported values will be based on the information in our possession at the time that the report is prepared by us. We may adjust the reported values at a later date if that information proves to be incorrect or has changed.

Exclusive Benefit

Your interest in the Contract is for the exclusive benefit of you and your Beneficiaries. Your interest in the Contract is nonforfeitable by us.

State Law

All factors, values, benefits and reserves under the Contract will not be less than those required by the law of the state in which the Contract is delivered.

Claims of Creditors

To the extent allowed by law, the Contract and all values and benefits under it are not subject to the claims of creditors or to legal process.

Company Liability

We will not be liable for any loss that is related to a failure by the Contract Owner, by you, or by any other person having rights or benefits under the Contract, to comply with pertinent laws or governmental regulations or rulings.

Voting Rights

To the extent required by law, we will vote all shares of the Funds held in the Separate Account, at regular and special shareholder meetings of the Funds. We will vote the shares attributable to your interest in the Contract in accordance with instructions received from you, or if applicable, from the payee of a settlement option. If there is a change in the law that permits us to vote the shares of the Funds without such instructions, then we reserve the right to do so.

Incontestability

The Contract, and your interest in it, shall not be contestable by us.

Discharge of Liability

We shall be discharged from all liability to the extent of each payment that is made for a withdrawal, surrender, Annuity Benefit, or Death Benefit.

Transfer By the Company

We reserve the right to transfer our obligations under this Contract to another qualified life insurance company under an assumption reinsurance arrangement. We may make such a transfer without your consent.

Termination

We may terminate the Contract by giving the Contract Owner sixty (60) days advance notice in writing. The Contract Owner may terminate the Contract by giving us sixty (60) days advance notice in writing. The benefits and charges, if any, in the event of termination of the Contract are set out on the Certificate Specifications page. If the Contract is terminated, you may continue your interest in it, but no more Purchase Payments will be allowed. Termination of the Contract will not affect payments being made by us.

Taxes

Some states impose on the Company a premium tax or other taxes on annuities. If a premium tax or other taxes are charged or due, we reserve the right to deduct this amount from the Purchase Payment or Account Value at the time that it is imposed.

PURCHASE PAYMENTS

Purchase Payments

One (1) or more Purchase Payments may be paid to us for you at any time before your Annuity Commencement Date, so long as:

1)	you are still living; and

2)	your interest in the Contract has not been surrendered.

The initial Purchase Payment for you must be paid to us on or before your Certificate Effective Date. Each Purchase Payment must be paid to us at our Administrative Office. Each Purchase Payment is subject to any minimums or maximums that we set from time to time. Upon request, we will provide the Contract Owner with a receipt as proof of payment.

Allocation of Purchase Payments

We will allocate Purchase Payments to the available Sub-Accounts and Fixed Account options according to instructions from you. Those instructions must be made by Written Request. Allocations must be made in whole percentages. The minimum Purchase Payment amount that can be allocated to a Fixed Account option other than the Fixed Accumulation Account is $2000. We may, in our sole discretion, restrict or prohibit allocations to Fixed Account options or Sub-Accounts from time to time on a nondiscriminatory basis.

No Termination

We will not terminate the Contract or your interest in it due to a failure to make additional Purchase Payments. We may terminate your interest in the Contract if its value is below a stated minimum set out on the Certificate Specifications page.

FIXED ACCOUNT

Fixed Account

The Fixed Account is part of the Company’s general account. The values of the Fixed Account are not dependent upon the investment performance of the Sub-Accounts.

Fixed Account Options

The Fixed Account options available as of the Certificate Effective Date are listed on the Certificate Specifications page. We may add or delete Fixed Account options at any time. A Fixed Account option will not be available to a you if it has a guarantee period that ends after your Annuity Commencement Date.

Interest Credited

The guaranteed rate of interest for the Fixed Account options is an annual effective rate of at least [three] percent ([3]%) per year. We may, at any time, pay a higher current interest rate for any of the Fixed Account options. Such higher rate would be as declared by our Board of Directors from time to time.

Interest on amounts held under a Fixed Account option is earned daily. We will stop crediting interest on an amount as of the date that it is transferred, withdrawn, surrendered, or applied to charges. We will stop crediting interest on an amount that is applied to a settlement option as of the Commencement Date.

The interest rate credited to each Purchase Payment allocated to the Fixed Accumulation Account will not be changed for at least twelve (12) months following the date on which it was received.

The interest rate credited to an amount that is held under a Fixed Account option that has a guarantee period will not be changed until the end of that period. The guarantee period is measured from the date that the amount is allocated or transferred to that option.

Renewal

An amount that is allocated or transferred to a Fixed Account option that has a guarantee period will mature at the end of that period. When an amount matures, you may transfer it to any of the Fixed Account options or Sub-Accounts that are then available to you under the Contract. To do so, a Written Request must be received within the thirty (30) day period that ends on the date that the amount matures.

If you do not transfer the amount, then it will be applied to a new guarantee period under the same Fixed Account option if it is then available to you. The interest rate for the new period will be the then current rate for that option. If that option is not available, then the amount will be transferred to the Fixed Accumulation Account.

Such a transfer or renewal will be effective on the day after the amount matures.

Fixed Account Value

Your Fixed Account Value at any time is equal to:

1)	Purchase Payment(s) for your interest in the Contract that are allocated to the Fixed Account options; plus

2)	amounts transferred to the Fixed Account for you; plus

3)	interest credited to the Fixed Account for you; less

4)	any withdrawals, surrender, deductions, and transfers from the Fixed Account for you; and less

5)	other charges and adjustments to your interest made as described elsewhere in this Certificate.

SEPARATE ACCOUNT

General Description

The variable benefits under the Contract are provided through the Separate Account.

The income, if any, and any gains or losses, realized or unrealized, on the Separate Account will be credited to or charged against the amounts allocated to such account. This credit or charge will be made without regard to other income, gains, or losses of the Company. The amounts allocated to the Separate Account and the earnings on those amounts are the property of the Company. However, the Separate Account is not chargeable with any other liabilities of the Company to the extent that it is equal to the reserves and other contractual liabilities under all of the policies, annuities, and other contracts identified with it. The Company is not, and does not hold itself out to be, a trustee with respect to such amounts.

We have the right to transfer certain assets from the Separate Account to our general account. We may transfer any assets that are in excess of the required reserves and other contractual liabilities under all of the policies, annuities, and other contracts identified with the Separate Account. We may make these transfers in our sole discretion at any time and without prior notice.

We may merge or combine the Separate Account with any other separate account of the Company. We may transfer the assets of the Separate Account to another life insurance company by means of a merger or reinsurance. We may convert the Separate Account into a managed separate account. We may de-register the Separate Account under the Investment Company Act of 1940. Such a change will be made in accordance with pertinent laws. It will be made only after obtaining any approvals that may be needed, including those of the Ohio Department of Insurance and the Securities and Exchange Commission.

Sub-Accounts of the Separate Account

The Separate Account is divided into Sub-Accounts. All of the Sub-Accounts that are available as of the Certificate Effective Date are listed on the Certificate Specifications page. Each of the Sub-Accounts invests exclusively in shares of an underlying Fund. These Funds are shown on the Certificate Specifications page. Any amounts of income on the shares of a Fund will be reinvested in additional shares of that Fund at its Net Asset Value. Any gains on the shares of a Fund will also be reinvested.

We may add or delete Sub-Accounts. We may substitute shares of a different Fund or different class or series of a Fund for shares held in a Sub-Account. We may merge or combine Sub-Accounts. Such a change will be made in accordance with pertinent laws. It will be made only after obtaining any approvals that may be needed.

Valuation of Assets

Shares of Funds held by each Sub-Account will be valued at their Net Asset Value at the end of each Valuation Period, as reported by each such Fund.

Variable Account Value

Purchase Payment(s) that are allocated to a Sub-Account, and amounts that are transferred to a Sub-Account, are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Sub-Account by the value of the Accumulation Unit for that Sub-Account at the end of the Valuation Period during which the amount is received.

The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

1)	a transfer from a Sub-Account;

2)	the surrender or a withdrawal of your Variable Account Value;

3)	the payment of a Death Benefit;

4)	the application of your Variable Account Value to a settlement option; or

5)	the deduction of the charges, fees, or other adjustments described in this Certificate.

Accumulation Units will be canceled as of the end of the Valuation Period during which we receive a Written Request that gives rise to such cancellation. Units will be cancelled as of the Commencement Date. Units will also be cancelled as of the end of the Valuation Period on which a charge, fee, or other adjustment is due.

At any time, your Variable Account Value is equal to the sum of the values of your interest in each Sub-Account. The value of your interest in a Sub-Account is equal to the number of your Accumulation Units for that Sub-Account multiplied by the Accumulation Unit Value for that Sub-Account. These values are determined as of the end of the preceding Valuation Period.

Accumulation Unit Value

The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. The initial Accumulation Unit Value for each of the other Sub-Accounts was set at $10.00. After that, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Net Investment Factor is described below. The Accumulation Unit Values will vary as a result of the varying investment experience of the Funds.

The Net Investment Factor is a measure of the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period. The Net Investment Factor may be greater than one, or it may be less than one. This means that the Accumulation Unit Value for each Sub-Account may increase or it may decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and then subtracting (3) from the result, where:

1)	is equal to:

a)	the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the applicable Valuation Period; plus

b)	the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the “ex-dividend” date occurs during the applicable Valuation Period; plus or minus

c)	a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

2)	is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the preceding Valuation Period; and

3)	is the sum of the Mortality and Expense Risk Charge and the Administration Charge to be deducted from the Sub-Account for the number of days in the applicable Valuation Period.

TRANSFERS

Prior to your Commencement Date, you may transfer amounts in a Sub-Account or Fixed Account option as set out below.

Transfers From a Fixed Account Option to a Fixed Account Option

If allowed by the Company, in its sole discretion, you may transfer amounts from a Fixed Account option to another Fixed Account option. If a transfer is being made from a Fixed Account option pursuant to the Renewal provision of this Certificate, then the entire amount that has matured may be transferred. Other transfers from a Fixed Account option during a Certificate Year may not exceed twenty percent (20%) of the value of your interest in that option as of the most recent Certificate Anniversary. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Fixed Account option from time to time on a nondiscriminatory basis.

Transfers From a Fixed Account Option to a Sub-Account

If allowed by the Company, in its sole discretion, you may transfer amounts from a Fixed Account option to a Sub-Account. If a transfer is being made from a Fixed Account option pursuant to the Renewal provision of this Certificate, then the entire amount that has matured may be transferred. Other transfers from a Fixed Account option during a Certificate Year may not exceed twenty percent (20%) of the value of your interest in that option as of the most recent Certificate Anniversary. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Sub-Account from time to time on a nondiscriminatory basis.

Transfers From a Sub-Account to a Fixed Account Option

If allowed by the Company, in its sole discretion, a you may transfer amounts from a Sub-Account to a Fixed Account option. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account for a period of six (6) months from the date of transfer. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Fixed Account option from time to time on a nondiscriminatory basis.

Transfers From a Sub-Account to a Sub-Account

If allowed by the Company, in its sole discretion, a you may transfer amounts from a Sub-Account to another Sub-Account. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Sub-Account from time to time on a nondiscriminatory basis.

Other Transfer Rules

A transfer must be made by Written Request. The minimum transfer amount is $500 or the balance of the Sub-Account or Fixed Account option, if less.

We will charge a Transfer Fee on each transfer over a certain number per year. The amount of the Transfer Fee, and the number of transfers that may be made before it applies, are set out on the Certificate Specifications page.

We may modify our transfer procedures at any time and at our sole discretion. Such modifications could be applied to transfers to or from some or all of the Sub-Accounts or Fixed Account options, and may include, but not be limited to, the following:

1)	the requirement of a minimum time period between each transfer;

2)	the means for submitting a Written Request; or

3)	limits on the dollar amount that may be transferred between available Sub-Accounts or Fixed Account options at any one time.

FEES AND CHARGES

Mortality and Expense Risk Charge

The Mortality and Expense Risk Charge is shown on the Certificate Specifications page. It is deducted daily from each of the Sub-Accounts. This deduction is made to compensate us for assuming the mortality and expense risks under the Contract.

Administration Charge

The Administration Charge is shown on the Certificate Specifications page. It is deducted daily from each of the Sub-Accounts. This deduction is made to reimburse us for certain expenses that are incurred in the administration of the Contract and the Separate Account.

Certificate Maintenance Fee

The Certificate Maintenance Fee (“Fee”) is shown on the Certificate Specifications page. It is deducted as of the Valuation Date after each Certificate Anniversary that your interest in the Contract is in effect until your Commencement Date. The full annual Fee will also be deducted at the time of a surrender of your interest. The Fee will be deducted pro-rata from each Sub-Account in you have an interest at that time. The Fee does not apply to the Fixed Account.

After your Commencement Date, if Variable Dollar payments are to be made, the Fee will be deducted pro-rata from each payment. This deduction will result in a reduction in the amount of such payment.

We may waive the Fee in whole or in part in our sole discretion.

SURRENDER AND WITHDRAWAL

Surrender

You may surrender your interest in the Contract in full for your Surrender Value at any time prior to your Annuity Commencement Date. A surrender must be made by Written Request. In case of a surrender, your interest in the Contract will be terminated.

Withdrawals

You may take withdrawals from your interest in the Contract at any time prior to your Annuity Commencement Date. A withdrawal must be made by Written Request. The amount of any withdrawal must be at least $500. A withdrawal cannot reduce your Surrender Value to less than $500. A withdrawal will result in the cancellation of your Accumulation Units from each of the applicable Sub-Accounts and/or a reduction of your Fixed Account Value.

Surrender Value

At any time, your Surrender Value is determined as follows. First start with your Account Value as of the end of the applicable Valuation Period. Then subtract the Contingent Deferred Sales Charge that would apply upon a surrender of your interest. Then subtract the outstanding balance of any loans. Finally, subtract any applicable premium tax or other taxes not previously deducted.

The amount available for surrender or withdrawal will be based on your Surrender Value as of the end of the Valuation Period in which we receive the Written Request.

On surrender, a full Contract Maintenance Fee will also be deducted from the Surrender Value.

Contingent Deferred Sales Charge

A surrender or withdrawal may be subject to a Contingent Deferred Sales Charge. This charge is set forth on the Certificate Specifications page. The Contingent Deferred Sales Charge is applied to and is calculated separately for each Purchase Payment. For purposes of calculating the Contingent Deferred Sales Charge:

1)	withdrawals will be deemed to come first from the portion of your Account Value that represents Accumulated Earnings before being taken from the portion of your Account Value that represents Purchase Payments; and

2)	your Purchase Payments will be deemed to be withdrawn on a “first-in, first-out” (FIFO) basis.

No charge applies to a Purchase Payment that has been invested in the Contract for more than seven (7) years. No charge applies to Accumulated Earnings. We may, in our sole discretion, waive the Contingent Deferred Sales Charge in whole or in part.

Deferral of Payment

The Company has the right to suspend or delay the date of payment of a withdrawal or surrender of the Variable Account Value at certain times. We may do this for any period:

1)	when the New York Stock Exchange is closed, or when trading on the New York Stock Exchange is restricted; or

2)	when an emergency exists (as determined by the Securities and Exchange Commission) as a result of which:

a)	the disposal of securities in the Separate Account is not reasonably practicable; or

b)	it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

3)	when the Securities and Exchange Commission so permits for the protection of security holders.

The Company further reserves the right to delay payment of a withdrawal or surrender of the Fixed Account Value. We may delay such payment for up to six (6) months after we receive your Written Request.

OWNERSHIP PROVISIONS

Ownership of Separate Account

The Company has absolute ownership of the assets in the Separate Account. We are not, and do not hold ourselves out to be, a trustee in respect of any amounts under the Separate Account.

Ownership of Contract and Participant Account

The owner of the Contract (the “Contract Owner”) is your employer or the trustee for your employer’s retirement plan. The Contract Owner is shown on the Certificate Specifications page. The Contract is held by the Contract Owner for the benefit of the participants and Beneficiaries.

Each person for whom Purchase Payment(s) are made will have an interest in the Contract as a participant. An account will be established for each participant.

Transfer and Assignment

Neither you nor the Contract Owner may transfer, sell, assign, pledge, charge, encumber or in any way alienate an interest in the Contract.

Successor Owner

In some cases, your spouse may succeed to the ownership of your interest in the Contract after your death. Specifically, if you die before your Annuity Commencement Date and your spouse is the sole surviving Beneficiary, he or she will become the successor owner of your interest if:

1)	you make that Written Request before your death; or

2)	after your death, your spouse makes that Written Request within one (1) year of your death and before the Death Benefit Commencement Date.

As successor owner, your spouse will then succeed to all your rights under the Contract except the right to name another successor owner.

Community Property

If you live in a community property state and have a spouse at any time while you participate under the Contract, the laws of that state may vary your ownership rights.

BENEFICIARY PROVISIONS

Beneficiary

The Beneficiary is the person or persons designated by you under the Designation of Beneficiary provision of this Contract. If no Beneficiary has been designated, or no Beneficiary designated survives you, then your estate will be the Beneficiary.

A Beneficiary will be deemed not to have survived you if he or she dies within thirty (30) days after your death.

Two (2) or more persons may be designated jointly as the Beneficiary. Unless stated otherwise, joint Beneficiaries that survive you will be entitled to equal shares. One (1) or more persons may be designated as contingent Beneficiary. Unless stated otherwise, a contingent Beneficiary will be entitled to a benefit only if there is no primary Beneficiary that survives you.

Designation of Beneficiary

Unless you have specified that a prior designation is irrevocable, you may make or change a designation of Beneficiary at any time before the Annuity Commencement Date.

A designation of Beneficiary must be made by Written Request. Except as otherwise elected or required by law, it will not cancel any settlement option election previously made.

BENEFIT ON ANNUITY COMMENCEMENT DATE

Annuity Commencement Date

Your Annuity Commencement Date is shown on the Certificate Specifications page. You may change your Annuity Commencement Date by Written Request. Such a request must be made at least thirty (30) days prior to the date that Annuity Benefit payments are to begin. Your Annuity Commencement Date generally must be no later than the Certificate Anniversary following your 70th birthday. It can be later only if we agree.

Annuity Benefit Payments

Your Account Value as of your Annuity Commencement Date, reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted, will be used to provide Annuity Benefit payments.

Annuity Benefit payments will be made to you as payee. You will be the person on whose life any Annuity Benefit payments are based.

Annuity Benefit payments that are still payable after your death will be made to the contingent payee designated by you by Written Request. If no contingent payee that you have designated is surviving, then Annuity Benefit payments that remain payable will be made to the person or persons designated as contingent payee by Written Request by the last payee who received payments. Failing that, such payments will be made to the estate of the last payee who received payments.

Form of Annuity Benefit

Annuity Benefit payments will be made annually under the terms of Option B with a fixed period of ten (10) years, as described in the SETTLEMENT OPTIONS section of this Certificate.

In lieu of that, you may elect to have Annuity Benefit payments made pursuant to any other available option that is described in the SETTLEMENT OPTIONS section of this Certificate. Such an election must be made by Written Request before the Annuity Commencement Date. You may change your election of a settlement option by Written Request made at least thirty (30) days prior to the date that Annuity Benefit payments are scheduled to begin.

BENEFIT ON DEATH OF PARTICIPANT

Death Benefit

A Death Benefit will be paid with respect to your interest in the Contract if:

1)	you die before your Annuity Commencement Date and before your interest is surrendered;

2)	your Death Benefit Valuation Date has occurred; and

3)	your spouse does not become the successor owner of your interest.

If a Death Benefit becomes payable:

1)	it will be in lieu of all other benefits with respect to your interest in the Contract; and

2)	all other rights with respect to your interest in the Contract will be terminated except for rights related to the Death Benefit.

Only one (1) Death Benefit will be paid with respect to your interest in the Contract.

Death Benefit Amount

The amount of the Death Benefit will be the greatest of:

1)	your Account Value on the Death Benefit Valuation Date;

2)	the total of all Purchase Payments for your interest, reduced proportionally for any withdrawals; or

3)	the Historic High Value.

The Historic High Value is equal to the lesser of:

1)	[200]% of total Purchase Payments for your interest in the Contract, reduced proportionally for withdrawals; or

2)	the High Value, reduced proportionally for withdrawals taken after the High Value was reached.

The High Value is your largest Account Value on the fifth or any subsequent Certificate Anniversary, but before the Death Benefit Valuation Date and prior to age [65]. If you were over age [60] on the Certificate Effective Date, then there is no High Value. If the Death Benefit Valuation Date is before the fifth Certificate Anniversary, then there is no High Value. If there is no High Value, then there is no Historic High Value.

The reduction for withdrawals will be in the same proportion that the Account Value was reduced on the date of the withdrawal.

As of the Death Benefit Valuation Date, the amount of the Death Benefit will be allocated among the Sub-Accounts and Fixed Account options. The allocation will be in the same proportion as each Account’s value is to your total Account Value as of the end of the Valuation Period that precedes the Death Benefit Valuation Date. After this allocation, the amount of the Death Benefit to be paid will be based on the Account Value.

The Death Benefit will be reduced by any applicable premium tax or other taxes not previously deducted. The Death Benefit will also be reduced by any outstanding loans.

Step Up in Account Value for Successor Owner

If your spouse becomes the successor owner of your interest in the Contract, your Account Value will be increased to equal the amount of the Death Benefit which would have been payable if your spouse had not become the successor owner. This increase will occur as of the date that would have been the Death Benefit Valuation Date. If your Account Value is increased under this provision, we will add the amount of the increase to the Fixed Accumulation Account.

If the Death Benefit that would have been payable is equal to your Account Value as of the date that would have been the Death Benefit Valuation Date, then there will be no such change to your Account Value.

The election to become successor owner will be deemed to be instructions as to the form of Death Benefit. Therefore, the date that would have been the Death Benefit Valuation Date will be the later of the date that we receive Due Proof of Death, or the date we receive the successor owner election. This date will never be later than one (1) year after the date of your death.

If your spouse becomes the successor owner, any Contingent Deferred Sales Charge which would have applied at that time on a surrender or withdrawal will be waived. However, Contingent Deferred Sales Charges, as described in this Certificate, will apply to any new Purchase Payments that may be made to the interest of the successor owner.

Transfers After Death

Between the Death Benefit Valuation Date and the Death Benefit Commencement Date, the Beneficiary may transfer funds among Sub-Accounts and Fixed Account options. Such transfers are subject to the limitations set out in the TRANSFERS section of this Certificate.

Death Benefit Commencement Date

The Beneficiary may designate the Death Benefit Commencement Date by Written Request. This request must be made within one (1) year of your death. If no designation is made, then the Death Benefit Commencement Date will be one (1) year after your death.

Death Benefit Payments

Death Benefit payments will be made to your Beneficiary as payee. The Beneficiary will be the person on whose life Death Benefit payments under a settlement option will be based.

Any Death Benefit payments that remain payable after the death of the Beneficiary will be made:

1)	to any contingent payee designated as part of any Death Benefit settlement option election made by you; or if none is surviving at the time payment is to be made, then

2)	to any contingent payee designated by the Beneficiary by Written Request; or if none is surviving at the time payment is to be made, then

3)	to the estate of the last payee who received payments.

Form of Death Benefit

Death Benefit payments will be made annually under the terms of Option A with a period certain of four (4) years, as described in the SETTLEMENT OPTIONS section of this Certificate.

In lieu of that, you may elect at any time before your death to have any Death Benefit paid in the form of a lump sum or pursuant to any available option described in the SETTLEMENT OPTIONS section of this Certificate. You may change your election of a settlement option at any time before your death.

If you do not make any such election, the Beneficiary may make that election at any time after your death and before the Death Benefit Commencement Date. A Beneficiary may change his or her own election of a settlement option if at least thirty (30) days prior to the date that Death Benefit payments are scheduled to begin.

Any election or change of election must be made by Written Request.

SETTLEMENT OPTIONS

Conditions

Payments under a settlement option are subject to any minimum amounts, payment intervals, and other terms or conditions that we may from time to time require. If we change our minimums, we may change any current or future payment amounts and/or payment intervals to conform to the change. More than one (1) settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option, the settlement option may not be changed.

All elected settlement options must comply with pertinent laws and governmental regulations and rulings.

If more than one (1) person is the payee under a settlement option, payments will be made to the payees jointly. No more than two (2) persons may be initial payees under a joint and survivor settlement option.

If payment under a settlement option depends on whether a specified person is still alive, we may at any time require proof that such person is still living. We will require proof of the age of any person on whose life payments are based.

Benefit Payments

Payments may be calculated and paid:

1)	as Fixed Dollar payments;

2)	as Variable Dollar payments; or

3)	as a combination of both.

The amount to be applied to Variable Dollar payments is your Variable Account Value as of the end of the Valuation Period that precedes the Commencement Date. It will include the amount of any transfer to Variable Dollar payments that is made from the Fixed Account as of that same time. It will be reduced the amount of any transfer to Fixed Dollar payments that is to be made from the Separate Account on the Commencement Date. An amount that is transferred from the Fixed Account will be allocated among the Sub-Accounts by Written Request.

The amount to be applied to Fixed Dollar payments is your Fixed Account Value as of the Commencement Date. It will include the amount of any transfer to Fixed Dollar payments that is made from the Separate Account on that date. It will not include the amount of any transfer to Variable Dollar payments that is made from the Fixed Account as of the end of the Valuation Period that precedes the Commencement Date.

In each case, the amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.

No transfers between Fixed Dollar payments and Variable Dollar payments will be allowed after the Commencement Date. Twelve (12) months or more after the Commencement Date, the payee may transfer all or part of the Benefit Units upon which Variable Dollar payments are based from the Sub-Account(s) then held, to Benefit Units in other Sub-Account(s) that are then available. Such transfers of Benefit Units may not occur more than once in any twelve (12) month period. Such transfers are subject to the other limitations set out in the TRANSFERS section of this Certificate.

Fixed Dollar Payments

Fixed Dollar payments are determined as follows. We start with the amount to be applied to Fixed Dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected. Fixed Dollar payments will remain level for the duration of the payment period.

Variable Dollar Payments

The Variable Dollar base payment is determined as follows. We start with the amount to be applied to Variable Dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected.

The number of Benefit Units in each Sub-Account held for such Variable Dollar payments is determined as follows. We divide the dollar amount of the Variable Dollar base payment from each Sub-Account by the Benefit Unit Value for that Sub-Account as of the Commencement Date. The number of Benefit Units in each Sub-Account will change if the payee makes transfers among Sub-Accounts. The Benefit Units in each Sub-Account will change proportionally to a change in the base payment due to any change in the payment interval or as specified by the settlement option. Otherwise, the number of Benefit Units remains fixed during the payment period.

The actual amount of each Variable Dollar payment will reflect the investment performance of the Sub-Account(s) selected. It may vary from payment to payment. The total amount of each Variable Dollar payment will be equal to the sum of the payments from each Sub-Account. We will deduct a pro-rata portion of the Contract Maintenance Fee from this total.

The payment from each Sub-Account is found by multiplying the number of Benefit Units held in that Sub-Account for such Variable Dollar payments by the Benefit Unit Value for that Sub-Account. We do this as of the end of the fifth Valuation Period before the date that the payment is due.

The Benefit Unit Value for each Sub-Account is originally established in the same manner as Accumulation Unit Values. For any date after that, the value of a Benefit Unit for a Sub-Account is determined by multiplying the Benefit Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor. This factor is determined as set forth in the Accumulation Unit Value provision of this Certificate. The product is then multiplied by the assumed daily investment factor for the number of days in the Valuation Period. The factor is based on the assumed net investment rate for the Settlement Option Table that is used to fix the base payment. This factor shall be not greater than [0.99997236], which is the factor based on a net investment rate of [one] percent ([1]%) per year, compounded annually, as reflected in the guaranteed Settlement Option Tables.

Limitation on Election of Settlement Option

Fixed periods shorter than five (5) years are generally not available. A fixed period of less than five (5) years is available only as a Death Benefit settlement option.

Settlement Option Computations

The Annuity 2000 Mortality Table for blended lives (60% female/40% male) with interest at [one] percent ([1]%) per year, compounded annually, is used to compute all guaranteed settlement option factors, values, and benefits under this Contract.

Available Settlement Options

The available settlement options are set out below.

Option A Income for a Fixed Period

We will make periodic payments for a fixed period. The first payment will be paid as of the last day of the initial payment interval. The maximum time over which payments will be made by us or money will be held by us is thirty (30) years. The Option A Table applies to this Option.

Option B Life Annuity with Payments for at Least a Fixed Period

We will make periodic payments for at least a fixed period. If the person on whose life payments are based lives longer than the fixed period, then we will make payments until his or her death. The first payment will be paid as of the last day of the initial payment interval. The Option B Table applies to this Option.

Option C Joint and One-half Survivor Annuity

We will make periodic payments until the death of the primary person on whose life payments are based; thereafter, we will make one-half (1/2) of the periodic payment until the death of the secondary person on whose life payments are based. The first payment will be paid as of the last day of the initial payment interval. The Option C Table applies to this Option.

Option D Any Other Form

We will make periodic payments in any other form of settlement option that is acceptable to us at the time of an election.

Commuted Values

Commuted values, if available, may be taken no sooner than five (5) years after the Commencement Date. Commuted values are not available for any option based on life expectancy. Upon request, we will provide information on the current commuted value, if any, of any non-life contingent settlement option elected.

The commuted value is always less than the sum of the payments not yet made, because those payments include interest. The commuted value at any time is an amount equal to:

1)	the payments not yet made under a settlement option; less

2)	interest from the date of each payment yet to be made.

The interest rate used to calculate the commuted value of payments from an interest in this Contract at any particular time may vary from that originally used to establish the payments.

A Beneficiary who becomes the payee may not elect to receive the commuted value of payments that he or she is to receive if:

1)	payment is to be made under the BENEFIT ON DEATH OF PARTICIPANT section of this Certificate; and

2)	he or she did not make the settlement option election in effect.

Settlement Option Tables

The Option Tables show the payments we will make at sample payment intervals for each $1,000 applied at the guaranteed interest rate. Amounts may vary with the payment interval and the age of the person on whose life payments are based. Upon request, we will provide information on the payments that we will make for other payment intervals and ages.

OPTION A TABLE—INCOME FOR A FIXED PERIOD

Payments for fixed number of years for each $1,000 applied

Term of Payments	Annual	Semi- Annual	Quarterly	Monthly
Years
1	[$1.010.00	$503.74	$251.55	$83.78
2	507.51	253.12	126.40	42.10
3	340.02	169.58	84.68	28.20
4	256.28	127.82	63.83	21.25
5	206.03	102.76	51.31	17.09
6	172.54	86.05	42.97	14.31
7	148.62	74.12	37.01	12.32
8	130.69	65.18	32.55	10.84
9	116.74	58.22	29.07	9.68
10	105.58	52.65	26.29	8.75
11	96.45	48.10	24.02	8.00
12	88.84	44.31	22.12	7.37
13	82.41	41.10	20.52	6.83
14	76.90	38.35	19.15	6.37
15	72.12	35.97	17.96	5.98
16	67.94	33.88	16.92	5.63
17	64.25	32.04	16.00	5.33
18	60.98	30.41	15.18	5.05
19	58.05	28.95	14.45	4.81
20	55.41	27.63	13.80	4.59]

The values stated for years 1-4 are available only as a Death Benefit option

OPTION B TABLES—LIFE ANNUITY WITH PAYMENTS FOR AT LEAST A FIXED PERIOD

Monthly payments by age of person named for each $1,000 applied

Age	Number of Months Certain
	0	60	120	180	240
55	[$3.25	$3.24	$3.22	$3.18	$3.12
56	3.33	3.33	3.30	3.26	3.18
57	3.42	3.42	3.39	3.34	3.25
58	3.52	3.51	3.48	3.42	3.32
59	3.62	3.61	3.58	3.51	3.40
60	3.73	3.72	3.68	3.60	3.47
61	3.85	3.83	3.79	3.69	3.54
62	3.97	3.95	3.90	3.79	3.62
63	4.10	4.08	4.02	3.89	3.69
64	4.24	4.22	4.14	4.00	3.77
65	4.39	4.36	4.27	4.10	3.84
66	4.55	4.52	4.41	4.21	3.91
67	4.72	4.68	4.56	4.33	3.99
68	4.90	4.86	4.71	4.44	4.05
69	5.10	5.04	4.87	4.55	4.12
70	5.30	5.24	5.03	4.67	4.18
71	5.53	5.45	5.21	4.78	4.24
72	5.77	5.68	5.39	4.89	4.29
73	6.03	5.92	5.57	5.00	4.34
74	6.31	6.18	5.76	5.11	4.38
75	6.61	6.45	5.95	5.21	4.42
76	6.93	6.74	6.15	5.31	4.45
77	7.28	7.04	6.35	5.40	4.48
78	7.66	7.37	6.55	5.48	4.50
79	8.07	7.71	6.75	5.56	4.52
80	8.51	8.07	6.94	5.63	4.54]

OPTION C TABLE—JOINT AND ONE-HALF SURVIVOR ANNUITY

Monthly payments by ages of persons named for each $1,000 applied*

Primary Age	Secondary Age
	60	61	62	63	64	65	66	67	68	69	70
60	[$3.39	$3.42	$3.44	$3.46	$3.48	$3.50	$3.52	$3.54	$3.56	$3.57	$3.59
61	3.47	3.49	3.52	3.54	3.56	3.59	3.61	3.63	3.65	3.66	3.68
62	3.54	3.57	3.59	3.62	3.65	3.67	3.69	3.72	3.74	3.76	3.78
63	3.61	3.64	3.67	3.70	3.73	3.76	3.79	3.81	3.83	3.86	3.88
64	3.69	3.72	3.76	3.79	3.82	3.85	3.88	3.91	3.93	3.96	3.98
65	3.77	3.80	3.84	3.88	3.91	3.94	3.98	4.01	4.04	4.07	4.09
66	3.85	3.89	3.93	3.97	4.00	4.04	4.08	4.11	4.14	4.18	4.21
67	3.93	3.97	4.02	4.06	4.10	4.14	4.18	4.22	4.25	4.29	4.32
68	4.01	4.06	4.11	4.15	4.20	4.24	4.28	4.33	4.37	4.41	4.44
69	4.10	4.15	4.20	4.25	4.30	4.34	4.39	4.44	4.48	4.53	4.57
70	4.18	4.24	4.29	4.34	4.40	4.45	4.50	4.55	4.60	4.65	4.70]

*	Payments after the death of the primary payee will be one-half (1/2) of the amount shown

CERTIFICATE OF PARTICIPATION

UNDER A GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

Nonparticipating—No Dividends